

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Jeffrey Wun
Chief Executive Officer
Aerkomm Inc.
923 Incline Way #39
Incline Village, NV 89451

      Re: Aerkomm Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 2, 2018
           File No. 333-222208

Dear Mr. Wun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   Please complete your price range, use of proceeds, and all other blanks not permitted to be omitted pursuant to Rule 430A.

Market for Common Equity and Related Stockholder Matters, page 33

2.   We note your plans to file an application to have your common stock listed for trading on the NYSE prior to effectiveness. Tell us how you intend to satisfy the NYSE's listing standards. For example, it appears that you will have to demonstrate an aggregate market value of publicly-held shares of at least $100,000,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.   If possible, please include a recent developments section reflecting your financial condition and results of operations for the year ended December 31, 2017.

Executive Compensation, page 68

4.   Please update your disclosure for the year ended December 31, 2017.

        Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

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